                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of July 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F __X__     Form 40-F ____


  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

 Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ____    No __X___

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

2004 1ST HALF OPERATING RESULTS

      On July 29, 2004, Shinhan Financial Group announced its operation results for the 1st half of 2004 at Korea Stock Exchange. Followings are the key figures we announced through a fair disclosure to the Korea Stock Exchange. Full IR presentation material is available at our website (www. shinhangroup.com).

      The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and have not been fully reviewed by our independent auditor yet, and therefore they are subject to changes in the due course of review process.

  Operation results of Shinhan Financial Group (HoH)

                                                            (in millions of KRW)

                            1st half       2nd half,       % change       1st half       % change
                            2004           2003            (HoH)          2003           (HoH)
--------------------------- -------------- --------------- -------------- -------------- -------------
Operating Revenue               6,380,578       5,070,879         25.83%      3,001,198       112.60%
--------------------------- -------------- --------------- -------------- -------------- -------------
Operating Income                  731,744         605,910         20.77%        179,876       306.80%
--------------------------- -------------- --------------- -------------- -------------- -------------
Ordinary Income                   633,313         425,056         49.00%        205,923       207.55%
--------------------------- -------------- --------------- -------------- -------------- -------------
Net Income                        470,368         260,602         80.49%        102,386       359.41%
--------------------------- -------------- --------------- -------------- -------------- -------------



  Operation results of Shinhan Financial Group (QoQ)

                                                            (in millions of KRW)

                            2nd quarter    1st quarter,    % change       2nd quarter      % change
                            2004           2004            (QoQ)          2003             (QoQ)
--------------------------- -------------- --------------- -------------- ---------------- -----------
Net Income                      324,297         146,071         122.0%           45,969      605.5%
--------------------------- -------------- --------------- -------------- ---------------- -----------

  Net Income of Major Subsidiaries

                                                            (in millions of KRW)


                              1st half       2nd half,       % change       1st half        % change
                                2004           2003            (HoH)          2003            (HoH)
--------------------------- -------------- --------------- -------------- -------------- ---------------
Shinhan Bank                      477,208         324,322          47.1%        151,701          214.6%
--------------------------- -------------- --------------- -------------- -------------- ---------------
Chohung Bank                      127,508        -546,669            N/A       -419,282             N/A
--------------------------- -------------- --------------- -------------- -------------- ---------------
Good Morning Shinhan
Securities                         -3,879         -16,141            N/A        -73,683             N/A
--------------------------- -------------- --------------- -------------- -------------- ---------------
Shinhan Card                       32,510          12,205         166.4%         23,609           37.7%
--------------------------- -------------- --------------- -------------- -------------- ---------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By  /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : July 29, 2004